
07002725

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SEC FILE NUMBER
8-38186

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Investors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 Scalp Avenue
(No. and Street)

Johnstown (City) PA (State) 15904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Mulhearn (814) 269-4890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tranquillo, Victor R.
(Name – *if individual, state last, first, middle name*)

211 East Sample Street (Address) Ebensburg (City) PA (State) 15931 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William J. Mulhearn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUND INVESTORS, INC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Principal/Secretary/Treasurer

Title


NOTARIAL SEAL
WENDY KERCH, Notary Public
Portage Twp., Cambria County
My Commission Expires Feb.3, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fund Investors, Inc.

Financial Statements

December 31, 2006 and 2005

Victor R. Tranquillo

Certified Public Accountant

Independent Auditor's Report

Board of Directors
Fund Investors, Inc.

I have audited the accompanying statements of financial condition of Fund Investors, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Fund Investors, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Victor R. Tranquillo
February 26, 2007

Fund Investors, Inc.

Table of Contents

Page No.

Fund Investors, Inc.

Statements of Financial Condition
December 31, 2006 and 2005

ASSETS

	2006	2005
Current Assets:		
Cash	$ 25,465	$ 28,893
Accounts Receivable	1,190	1,504
Securities Owned, at estimated fair value	9,237	10,554
Prepaid Expenses	2,070	2,270
Total Current Assets	37,962	43,221
Property and Equipment		
Office Equipment	5,858	5,171
Less: Accumulated Depreciation	(5,813)	(4,859)
Net Property and Equipment	45	312
Total Assets	$ 38,007	$ 43,533

LIABILITIES & STOCKHOLDER'S EQUITY

	2006	2005
Current Liabilities:		
Accounts Payable	$ 0	$ 5,000
Commissions Payable	278	505
Income Taxes Payable	377	589
Total Current Liabilities	655	6,094
Noncurrent Liabilities:		
Deferred tax liability	1,395	1,704
Total Liabilities	$ 2,050	$ 7,798
Stockholder's Equity:		
Common Stock	6,000	6,000
Retained Earnings	29,957	29,735
Total Stockholder's Equity	35,957	35,735
Total Liabilities and Stockholder's Equity	$ 38,007	$ 43,533

The accompanying notes are an integral part of these financial statements.

Fund Investors, Inc.

Statements of Income

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Commissions Earned	$ 213,081	$ 268,283
Interest Income	731	344
Gains or Losses on firm securities investment account	(1,008)	5,550
Total Revenues	212,804	274,177
Expenses:		
Employee Compensation	175,142	219,590
Payroll Taxes and Benefits	24,223	28,701
Occupancy	9,681	9,945
Dues, Licenses and Fees	3,159	7,874
Total Expenses	212,205	266,110
Income Before Income Taxes	599	8,067
Provision for Income Taxes	377	589
Net Income	$ 222	$ 7,478

The accompanying notes are an integral part of these financial statements.

Fund Investors, Inc.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2006 and 2005

	2006	**2005**
Retained Earnings – January 1	$ 29,735	$ 22,257
Net Income	222	7,478
Retained Earnings – December 31	$ 29,957	$ 29,735

The accompanying notes are an integral part of these financial statements.

Fund Investors, Inc.

Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities:		
Net Income	$ 222	$ 7,478
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	954	1,224
Unrealized Gain (Loss) on Marketable Securities	1,317	(7,254)
Deferred Income Tax	(309)	1,704
(Increase) Decrease in:		
Accounts Receivable	314	2,976
Prepaid Expenses	200	(1,763)
Increase (Decrease) in:		
Accounts Payable	(5,000)	5,000
Commissions Payable	(227)	(1,267)
Corporate Taxes Payable	(212)	164
Net Cash (Used) Provided by Operating Activities	(2,741)	8,262
Cash Flows From Investing Activities		
Purchase of Office Equipment	(687)	(1,294)
Net Cash Used by Investing Activities	(687)	(1,294)
Net Increase (Decrease) in Cash	(3,428)	6,968
Cash at Beginning of Year	28,893	21,925
Cash at End of Year	$ 25,465	$ 28,893
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$ 692	$ 728

The accompanying notes are an integral part of these financial statements.

Significant Accounting Policies

Nature of Operations

Fund Investors, Inc. is a broker dealer registered with the National Association of Securities Dealers (NASD). It is a Pennsylvania corporation engaged in the sale of mutual fund shares. The Company does not hold customer accounts.

Commission Recognition

Commissions earned on new accounts are recorded on trade date with appropriate receivable being accrued. Commissions paid to registered representatives on new accounts are accrued at the time of application.

Recurring commissions from direct customer deposits as well as maintenance fees from mutual fund families are recorded when received since they are not readily identifiable. Corresponding commissions payable to registered representatives are not recorded until the commission is received.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with an original maturity of three months or less. At December 31, 2006 and 2005, the Company had no cash equivalents.

Income Taxes

Deferred taxes are provided on the difference between earnings for financial statement purposes and earnings for income tax return purposes.

Securities Owned

In April 2000, Fund Investors, Inc. purchased 300 shares of common stock in "The NASDAQ Stock Market, Inc.," a private placement. These shares are carried at fair value. Unrealized gains and losses on investment securities are based on the difference between book value and fair value. These gains and losses are credited or charged to other comprehensive income, whereas unrealized gains and losses are recognized in Fund Investors, Inc.'s net income.

Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2006, were as follows:

Common Stock	Preferred Stock
$10 par value	$10 par value
100,000 shares authorized	100,000 shares authorized
600 shares issued and outstanding	No shares issued

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $31,345, which was $26,345 in excess of its required capital of $5,000. The Company's net capital ratio was .07 to 1 and .26 to 1 for 2006 and 2005, respectively.

SEC Rule 15C3-3 Exemption

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, Fund Investors, Inc. is exempt from the provisions of Rule 15C3-3 as provided in subsections 15C3-3K(1).

Liabilities Subordinated to Claims of General Creditors

Fund Investors, Inc. had no subordinated liabilities at December 31, 2006 and 2005, or any time during the years then ended.

Pension Plan

Fund Investors, Inc. has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this Plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf.

Contributions to the Plan amounted to $21,210 for 2006 and $25,318 for 2005.

Income Taxes

The income tax provision consists of the following:

	2006	2005
Current federal and state income taxes	$ 377	$ 589
Deferred income taxes	1,395	1,704
	$ 1,772	$ 2,293

Deferred income taxes arise primarily from temporary differences relating to unrealized gains and losses on investment securities.

Concentrations of Credit Risk

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

Focus Report

There are no material differences in net capital as reported on Fund Investors, Inc.'s 2006 Focus Report and the accompanying financial statements.

Transactions with Related Party

Effective January 1, 1996 the partnership, of which Eugene Long, the sole shareholder of Fund Investors, Inc. is a partner, incorporated. The two corporations are not affiliated; however, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations.

Additionally, the Company has adopted the same pension plan as its common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs.

Fund Investors, Inc.

Schedule I

Computation of Net Capital under Rule 15C3-1
Of the Securities and Exchange Commission
As of December 31, 2006 and 2005

	2006	2005
Net Capital:		
Total Stockholder's Equity	$ 35,957	$ 35,735
Stockholder's Equity Not Allowable for Net Capital	0	0
Stockholder's Equity Qualified for Net Capital	35,957	35,735
Deductions:		
Nonallowable Assets:		
Office Equipment, Net	45	312
Other Assets	2,850	3,050
	2,895	3,362
Net Capital Before Haircuts on Securities Position	33,062	32,373
Haircuts on Securities	(1,717)	(1,900)
Net Capital	31,345	30,473
Aggregate Indebtedness:		
Accounts Payable	$ 278	$ 5,505
Accrued Corporate Taxes	1,772	2,293
Total Aggregate Indebtedness	$ 2,050	$ 7,798
Computation of Basic Net Capital Requirement:		
Minimum Capital Required	$ 5,000	$ 5,000
Excess Net Capital at 1500%	$ 26,345	$ 25,473
Excess Net Capital at 1000%	$ 31,140	$ 29,693
Ratio: Aggregate Indebtedness to Net Capital	.07 to 1	. 26 to 1

Victor R. Tranquillo

Certified Public Accountant

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17A-5

Board of Directors
Fund Investors, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Fund Investors, Inc. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for the customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2007

END